Cira Centre

2929 Arch Street

Philadelphia, PA 19104-2808

+1 215 994 4000 Main

+1 215 994 2222 Fax

www.dechert.com

JAMES A. LEBOVITZ

james.lebovitz@dechert.com

+1 215 994 2510 Direct

+1 215 655 2510 Fax

April 26, 2017

VIA EDGAR

David Manion

Marianne Dobelbower, Esq.

Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re:	FS Investment Corporation IV
Post-Effective Amendment No. 8 to Registration Statement on Form N-2 (File No. 333-204239)

Dear Mr. Manion and Ms. Dobelbower:

On behalf of FS Investment Corporation IV (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission in telephone conversations on April 20, 2017 and April 25, 2017 regarding the Company’s Post-Effective Amendment No. 8 to the Registration Statement on Form N-2 (File No. 333-204239) (the “Registration Statement”) and the prospectus included therein. For your convenience, a summary of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Company’s response. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Registration Statement.

Generally

1. The consent of the independent registered accounting firm will be stale following April 27, 2017. If the Registration Statement is not declared effective by April 27, 2017, please file an updated consent.

If the Registration Statement is not declared effective by April 27, 2017, the Company will file an updated consent.

2. Please supplementally confirm that all of the Company’s wholly-owned subsidiaries are consolidated in the Company’s financial statements.

David Manion Marianne Dobelbower, Esq. April 26, 2017 Page 2

The Company confirms that all of its wholly-owned subsidiaries are consolidated in the Company’s financial statements.

3. Please describe the accounting treatment of the distribution fees, specifically whether the distribution fees are expensed, charged to capital, or a combination of the foregoing, and the Company’s reasoning for its accounting treatment of such distribution fees.

The Company has elected to comply with the provisions of Rule 12b-1 under the 1940 Act (“Rule 12b-1”) as if they applied to the Company, and the Company’s board of directors has approved and adopted an amended and restated distribution plan, or distribution plan, that meets the requirements of Rule 12b-1.

Shares of the Company’s Class T common stock are subject to an annual distribution fee of 1.0% based on the estimated value of such shares, as determined in accordance with applicable FINRA rules, and such distribution fee is paid pursuant to the distribution plan. Because the Company’s distribution plan complies with the requirements of Rule 12b-1, including annual board approval, the Company accounts for the distribution fee in accordance with the accounting guidance for 12b-1 fees under ASC 946-20. The Company recognizes distribution fees as an expense as they become payable, through a monthly accrual based on the Company’s average monthly estimated value.

Prospectus Cover Page

4. In footnote 3 to the table, in previous filings the Company provided an estimate of its total organization and offering costs. In the Registration Statement, the Company only refers to an estimate of its offering costs. Consistent with the Fees and Expenses table, please consider whether the reference to organization costs should be reinserted.

The Company will reinsert a reference to organization costs.

Prospectus Summary

Page 2 and 123

5. In prior filings in the first paragraph on page 2, the Company referenced the range of its expected investments to be between $5 million and $150 million per investment once the Company has raised sufficient capital. In similar disclosure on page 123 of the section “Investment Objectives and Strategy” of the Registration Statement, the Company maintained the disclosure on its investment range. Please consider including the Company’s investment range per investment.

David Manion Marianne Dobelbower, Esq. April 26, 2017 Page 3

The Company will reinsert the following disclosure regarding its investment range per investment:

“We expect that our investments will generally range between $5 million and $150 million each, although investments may vary proportionately as the size of our capital base changes and will ultimately be at the discretion of FSIC IV Advisor, subject to oversight by our board of directors.”

6. In the first paragraph on page 2, the Company uses the term “anchor orders.” Please clarify such term.

The Company will clarify such term by adding the following parenthetical after the term “anchor orders”:

“(i.e., opportunities that are originated and then syndicated by a commercial or investment bank but where we provide a capital commitment significantly above the average syndicate participant)”

7. In the second paragraph on page 3, the disclosure provides that the Company’s non-traded structure allows it to operate with a long-term view, “similar to that of other types of private investment funds…” Please consider deleting the phrase “other types of”.

The Company will delete the phrase “other types of.”

Page 8, 28, 47, 79

8. In future filings, please add a cross-reference to a discussion in the Prospectus of the expense reimbursement agreement, including amounts reimbursed to the Company by FS Investments thereunder and the repayment of such amounts to FS Investments, if any, in the following locations: (i) the last bullet on page 8; (ii) the third paragraph on page 28; (iii) the risk factor “Our distributions to stockholders may be funded from expense reimbursements or waivers of investment advisory fees that are subject to repayment pursuant to our expense reimbursement agreement.”; and (iv) the third paragraph on page 79.

In future filings, the Company will add a cross-reference to the discussion in the Prospectus of the expense reimbursement agreement, including amounts reimbursed to the Company by FS Investments thereunder and the repayment of such amounts to FS Investments, if any, in the aforementioned locations.

David Manion Marianne Dobelbower, Esq. April 26, 2017 Page 4

9. On page 13 under the heading “Limited Investment Competition,” the disclosure provides that regulatory changes and other factors have diminished the role of traditional financial institutions “and certain other capital providers”. Please clarify who are the other capital providers.

The Company respectfully submits that it will instead delete the above-referenced disclosure.

10. In future filings, please provide additional detail regarding the permanent waiver of the portion of the base management fee, including the amount of the base management fee under the investment advisory and administrative services agreement and the amount permanently waived.

In future filings, the Company will revise the first paragraph under the heading “Advisory Fees” as follows (by adding the underlined language and deleting the stricken language):

“FSIC IV Advisor and GDFM are compensated for their services. Pursuant to the investment advisory and administrative services agreement, upon satisfaction of the minimum offering requirement, FSIC IV Advisor became entitled to a fee consisting of two components—a base management fee of 2.0% of the average weekly value of our gross assets and an incentive fee based on our performance. FSIC IV Advisor has contractually agreed, effective February 1, 2017, to permanently waive ~~a portion~~ 0.25% of the base management fee so that the fee received equals 1.75% of our average weekly gross assets. The base management fee is payable quarterly in arrears and is calculated at an annual rate of 1.75% of the average weekly value of our gross assets during such period.”

Selected Financial Data, Page 42

11. In footnote 4 to the table in respect of the total return disclosure, please consider adding a cross-reference to Note 11. Financial Highlights to the Company’s financial statements.

The Company will provide a cross-reference to Note 11. Financial Highlights to the Company’s financial statements in footnotes 4 and 5 in respect of the total return disclosure.

Risk Factors, Page 71

David Manion Marianne Dobelbower, Esq. April 26, 2017 Page 5

12. In the risk factor “Risks Related to Debt Financing—We currently use borrowed funds to make investments and are exposed to the typical risks associated with leverage,” the disclosure provides that a decision to utilize leverage will increase the Company’s assets, and as a result, will increase the amount of management fees payable to FSIC IV Advisor. Please offset or bold this disclosure.

The Company will offset this disclosure into a new paragraph and will add the following cross-reference:

‘See “Risks Related to FSIC IV Advisor and Its Affiliates—FSIC IV Advisor, GDFM and their respective affiliates, including our officers and some of our directors, face conflicts of interest as a result of compensation arrangements between us and FSIC IV Advisor, and FSIC IV Advisor and GDFM, which could result in actions that are not in the best interests of our stockholders.”’

Management’s Discussion and Analysis of Financial Condition and Results of Operations

13. In future filings, in footnote 5 of the table that describes the fees and expenses the Company accrued under the investment advisory and administrative services agreement and pursuant to the Company’s share repurchase program, please include a description of the removal of the contingent deferred sales charge.

In future filings, the Company will add the following to the applicable footnote:

“Prior to January 25, 2017, if a stockholder tendered his or her shares for repurchase by us, such shares were subject to a contingent deferred sales charge of 3.90%. The contingent deferred sales charge was calculated based upon the lesser of the estimated value of Class T shares as of the date of repurchase and the public offering price at the time such shares were purchased. The contingent deferred sales charge was not payable with respect to shares issued under our distribution reinvestment plan. Shares are no longer subject to a contingent deferred sales charge.”

14. In the interest sensitivity table, please confirm the accuracy of the numbers in the table. Please supplementally explain why a decrease in interest rates of 100 basis points results in an increase of interest income.

David Manion Marianne Dobelbower, Esq. April 26, 2017 Page 6

The Company confirms the accuracy of the numbers in the table. The interest sensitivity table accounts for the Company’s total return swap, with interest income and interest expense presented on a net basis. A decrease in interest rates of 100 basis points causes the floating interest expense of the total return swap to decrease by an amount that exceeds the decrease in interest income on the variable rate investments held in the total return swap that have interest rate floors generally of at least 100 basis points, resulting in a net increase in interest income for the Company.

Portfolio Management, Page 176

15. In the subsection “GDFM Potential Conflicts of Interest—The Firm’s Policies and Procedures,” the disclosure states there are policies and procedures that “reduce the positive synergies that we expect GDFM to utilize for purposes of recommending investment opportunities.” Please revise this sentence for plain English.

The Company will revise the disclosure as follows (by adding the underlined language and deleting the stricken language):

“Furthermore, in addressing related conflicts and regulatory, legal and contractual requirements across its various businesses, the Firm has implemented certain policies and procedures (e.g., information walls) that reduce the benefits to us otherwise expected from engaging ~~positive synergies that we expect~~ GDFM ~~to utilize~~ for purposes of recommending investment opportunities.”

Financial Statements, Note 8. Financing Arrangement, Page F-45

16. In future filings, in the table summarizing the underlying loans subject to the total return swap, please indicate by footnote disclosure or otherwise whether the Company also held a direct investment in any of the underlying borrowers of such underlying loans for the period presented.

The Company will indicate by footnote disclosure or otherwise whether the Company also held a direct investment in any of the underlying borrowers of such underlying loans for the period presented.

* * * * * * *

David Manion Marianne Dobelbower, Esq. April 26, 2017 Page 7

If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2510.

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz

cc:	Stephen S. Sypherd
FS Investment Corporation IV